12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

August 8, 2012

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-3561

Re:	CarMax, Inc.
Form 10-K for Fiscal Year Ended February 29, 2012
Filed April 25, 2012
File No. 1-31420

Dear Mr. Thompson:

The purpose of this letter is to respond to your letter dated July 5, 2012, to Mr. Thomas J. Folliard, President and Chief Executive Officer of CarMax, Inc., regarding the above-referenced filing. Throughout this letter, “we,” “our,” “us,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface. Our responses appear below in normal typeface.

Form 10-K for Fiscal Year Ended February 29, 2012

Item 1A. Risk Factors, page 10

Risk Factors, page 11

1. We note your disclosure in the second sentence that your business, sales, results of operations and financial condition could be materially adversely affected by risks in addition to the ones you disclose. We also note your response to comment 1 in our letter dated July 27, 2010 and we reissue our comment. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

In future filings, we will not state that our business, sales, results of operations and financial condition could be materially affected by risks in addition to the ones we disclose.

Mr. William H. Thompson

United States Securities and Exchange Commission

August 8, 2012

Item 8. Consolidated Financial Statements and Supplementary Data, page 37

Notes to Consolidated Financial Statements, page 43

13. Net Earnings Per Share, page 69

2. We note that you compute diluted earnings per share using the two class-two method rather than assuming all dilutive potential common share equivalents had been issued. Please tell us why your diluted earnings per share computations comply with the guidance in ASC 260-10-45. Please also tell us how you determine the adjustments to the numerators and denominators in computing diluted earnings per share using the two-class method and why there is no adjustment to the denominators for unvested restricted stock.

In accordance with ASC 260-10-45 and related interpretive guidance, we compute diluted earnings per share (“EPS”) utilizing both the if-converted method and the two-class method. We disclose the amount calculated using the two-class method because that amount is more dilutive.

Our unvested restricted stock awards contain non-forfeitable rights to dividends, and therefore, are considered participating securities under the requirements of ASC 260, Earnings per Share. These participating securities are included in the computation of EPS pursuant to the two-class method, in accordance with ASC 260-10-45-61A.

To determine net earnings available for diluted common shares (the numerator) under the two-class method, net earnings is proportionally allocated between participating securities (unvested restricted stock awards) and weighted-average common shares outstanding, including dilutive potential common share equivalents.

The denominator is the weighted-average common shares outstanding and is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common share equivalents had been issued. Under the two-class method, our dilutive potential common shares consist of nonqualified stock options and stock-settled restricted stock units, which are described in Note 12, Stock and Stock-Based Incentive Plans, on page 66. While unvested restricted stock awards are potentially dilutive, they are excluded from this calculation because they are considered participating securities under the two-class method, which is the method that results in the more dilutive EPS amount. Therefore, no further adjustment to the denominator is necessary.

No restricted stock awards have been granted since fiscal 2009, and no awards were outstanding as of February 29, 2012. Therefore, commencing with our fiscal year beginning March 1, 2012, the two-class method is no longer applicable. In future filings, we will clarify our methodology for computing diluted EPS as follows:

•	We have used the more dilutive of the two-class and the if-converted methods for periods in which there are outstanding participating securities; and

•	We use the if-converted method for periods in which there are no outstanding participating securities.

Mr. William H. Thompson

United States Securities and Exchange Commission

August 8, 2012

14. Comprehensive Income, page 70

3. Please tell us your consideration of disclosing the amount of income tax expense or benefit allocated to each component of comprehensive income, including reclassifications adjustments. Refer to ASC 220-10-45-12. Please also tell us how you determine the amounts of income tax expense or benefit allocated to items of other comprehensive income and why your allocation policy complies with ASC 740-20-45-14.

We believe that our disclosure of the amount of income tax expense or benefit allocated to each component of comprehensive income complied with the requirements of ASC 220-10-45-12. We reported comprehensive income and the related tax effects on its significant components on the face of the Consolidated Statements of Shareholders’ Equity. Further disaggregation of the tax effects can be computed by comparing the pretax information for each of the individual components of other comprehensive income within Note 6, Derivative Instruments and Hedging Activities, and Note 10, Benefit Plans, and the related net of tax information in Note 14, Comprehensive Income. Beginning with our interim report on Form 10-Q for the quarter ended May 31, 2012, we now present the tax effects for each line item discretely on the face of the Statement of Comprehensive Income in accordance with ASU No. 2011-05.

We allocate tax expense or benefit to the individual components of other comprehensive income in proportion to their individual effects on income tax expense or benefit for the year, in accordance with ASC 740-20-45-14. However, upon review, we determined that we incorrectly applied the provisions of ASC 740-10-05-10 in calculating the deferred taxes associated with the cash flow hedge component of other comprehensive income.

The error affected our financial statements for the fiscal years ended February 29, 2012, and February 28, 2011, and the fiscal quarter ended May 31, 2012. The cumulative effect of the error as of May 31, 2012 was a $7.2 million understatement of long-term deferred tax assets, with an equal overstatement of accumulated other comprehensive loss (AOCL). Since the amount of income taxes allocated to continuing operations was correctly stated in each period, there was no impact on net earnings, net earnings per share, or cash flows. In our Form 10-K for the fiscal year ended February 29, 2012, we reported total assets of $8.6 billion, shareholders’ equity of $2.8 billion, and total comprehensive income of $376 million.

We have evaluated the impact of the error on our financial statements for each period, as well as the impact of correcting the cumulative error in the fiscal quarter ending August 31, 2012, and we believe these impacts to be immaterial. Our evaluation of materiality was conducted in accordance with Staff Accounting Bulletins No. 99 and No. 108. Based on our evaluation, we will correct the cumulative effect of the error and provide related disclosures in our financial statements for the period ending August 31, 2012.

15. Lease Commitments, page 71

4. Please tell us why the present value of net minimum lease payments under finance and capital lease obligations differs from the amount of finance and capital lease obligations disclosed in Note 11 on page 64.

The amount of finance and capital lease obligations disclosed in Note 11, Debt, is the remaining balance of finance lease obligations in addition to our one capital lease. Our finance lease obligations resulted from recording sale-leaseback proceeds as an obligation, in

Mr. William H. Thompson

United States Securities and Exchange Commission

August 8, 2012

accordance with the finance method of accounting for sale-leaseback transactions as described in ASC 840-40-55-63. Because the present value of net minimum lease payments in Note 15, Lease Commitments, is computed using the payment terms specified in the leases, and is not based on the proceeds we received in the sale-leaseback transactions, this amount does not equal the remaining balance of the obligations disclosed in Note 11.

For sale-leaseback transactions accounted for as financings, ASC 840-40-50-2 requires disclosure of the obligation for future minimum lease payments in the aggregate (on an undiscounted basis) and for each of the five succeeding fiscal years. Our disclosures in future annual filings will conform to this guidance in a manner similar to the presentation below.

FUTURE MINIMUM LEASE OBLIGATIONS

	As of February 29, 2012
(In thousands)	Capital Lease (1)	Finance Leases (1)(2)	Operating Leases (1)(2)
Fiscal 2013	$304	$46,403	$40,883
Fiscal 2014	304	47,231	40,066
Fiscal 2015	304	48,184	39,506
Fiscal 2016	333	49,055	38,841
Fiscal 2017	354	43,394	36,224
Fiscal 2018 and thereafter	5,870	214,453	258,439

Total minimum lease payments	7,469	$448,720	$453,959

Less amounts representing interest	(4,729)

Present value of net minimum lease payments	$2,740

(1)	Excludes taxes, insurance and other costs payable directly by us. These costs vary from year to year and are incurred in the ordinary course of business.
(2)	As discussed in Note 2(K), amounts reflect the revisions to correct our accounting for sale-leaseback transactions.

Item 15. Exhibits and Financial Statement Schedules, page 77

5. We note your disclosure in your critical accounting policy regarding financing and securitization transactions that you maintain a revolving securitization program comprised of two warehouse facilities to fund substantially all of the auto loan receivables originated by CAF until they can be funded through a term securitization or alternative funding arrangement. In your disclosure describing your debt on page 34 you disclose that, as of February 29, 2012, the combined warehouse facility limit was $1.6 billion. In future filings please file your warehouse facilities as material contracts or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

As noted above and in our Form 10-K, we maintain a revolving securitization program comprised of two warehouse facilities (“warehouse facilities”) to fund substantially all of the auto loan receivables originated by CarMax Auto Finance (“CAF”) until they can be funded through a term securitization or alternative funding arrangement. While these warehouse facilities provide an aggregate commitment of $1.6 billion to CarMax, the warehouse facility agreements were negotiated and executed by the Company in the ordinary course of business, and thus are not required to be filed.

Mr. William H. Thompson

United States Securities and Exchange Commission

August 8, 2012

Item 601(b)(10) of Regulation S-K requires the disclosure of “every contract not made in the ordinary course of business which is material to the registrant . . . . If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed . . . .”

As described in our Form 10-K, we routinely offer financing through CAF to qualified customers purchasing vehicles at CarMax. As of May 31, 2012, CAF serviced approximately 421,000 customers in its $5.15 billion portfolio of managed receivables. Pursuant to our warehouse facility agreements, we sell the CAF-originated receivables to a wholly owned, bankruptcy-remote, special purpose entity, which then transfers an undivided percentage ownership interest in the receivables (but not the receivables themselves) to entities formed by third-party investors. These third-party investors, commonly referred to as the bank conduits, generally issue asset-backed commercial paper supported by the transferred receivables, and the proceeds are used to finance the securitized receivables. After a critical mass of receivables has been securitized through our warehouse facilities, we routinely refinance the receivables using term securitizations to provide long-term funding for the receivables.

The process described above was employed by the Company in the ordinary course of business while we were a subsidiary of our former parent company, Circuit City Stores, Inc. Following our spin-off in October 2002 and during our nearly 10-year history as an independent publicly traded company, we have maintained these practices. We consider our securitization funding through the warehouse facilities, each of which is renewed annually, to be conducted in the ordinary course of business.

We recognize that Item 601(b)(10)(ii)(B) requires disclosure of material contracts entered into in the ordinary course of business if they are contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” We do not believe that our business is substantially dependent on our warehouse facility agreements. We expect that we will be able to renegotiate each warehouse facility agreement at its annual expiration (as we have done in the past), and we anticipate that we will be able to enter into new, or renew or expand existing, funding arrangements to meet our future funding needs, as and when necessary, subject to general market conditions. Further, we believe that other short-term funding sources are available to us until the time when we refinance the receivables using term securitizations or alternative funding arrangements.

Finally, we respectfully submit that filing our warehouse facility agreements will not provide any additional meaningful disclosure to investors. Our Form 10-K contains significant disclosure about the existence and terms of our warehouse facility agreements. For example, Management’s Discussion and Analysis of Financial Condition and Results of Operations, on pages 34-35, states:

As of February 29, 2012, the combined warehouse facility limit was $1.6 billion. At that date, $553.0 million of auto loan receivables were funded in the warehouse facilities and unused warehouse capacity totaled $1.05 billion. Of the combined warehouse facility limit, $800 million will expire in August 2012 and $800 million will expire in February 2013. The securitization agreements related to the warehouse facilities include various financial covenants. As of February 29, 2012, we were in compliance with the financial covenants. See Notes 5 and 11 for additional information on the warehouse facilities.

Mr. William H. Thompson

United States Securities and Exchange Commission

August 8, 2012

In Note 5, on pages 51 and 52, we state further that:

The securitization agreements related to the warehouse facilities include various financial covenants and performance triggers. The financial covenants include a maximum net leverage ratio and a minimum interest and rent coverage ratio. Performance triggers require that the pools of securitized receivables in the warehouse facilities achieve specified thresholds related to loss and delinquency rates. If these financial covenants and/or thresholds are not met, we could be unable to continue to securitize receivables through the warehouse facilities. In addition, the warehouse facility investors could charge us a higher rate of interest and could have us replaced as servicer. Further, we could be required to deposit collections on the securitized receivables with the warehouse facility agents on a daily basis and deliver executed lockbox agreements to the warehouse facility agents. As of February 29, 2012, we were in compliance with the financial covenants and the securitized receivables were in compliance with the performance triggers.

Accordingly, we have not, and do not believe that we are required to, file our warehouse facility agreements as material contracts under Item 601(b)(10) of Regulation S-K.

* * * * *

CarMax acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William H. Thompson

United States Securities and Exchange Commission

August 8, 2012

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x4586.

Very truly yours,

/s/ Thomas W. Reedy
CarMax, Inc.
Thomas W. Reedy
Executive Vice President and
Chief Financial Officer

cc:	Thomas J. Folliard,
President and Chief Executive Officer

Eric M. Margolin,
Senior Vice President,
General Counsel and Secretary